ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

ORIENTAL FINANCIAL SERVICES LLC

(A Wholly Owned Subsidiary of OFG Bancorp)

December 31, 2023

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-44516

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oriental Financial Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

270 Munoz Rivera Ave. Suite Mezzanine, 270 Plaza
(No. and Street)

San Juan	Puerto Rico	00918
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Glenda Liz Munoz	787-281-5024	glendam@orientalbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

American International Plaza Suite 1100	250 Munoz Rivera Ave	San Juan,PR	00918-1819
(Address)	(City)	(State)	(Zip Code)

10-20-2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenda Liz Munoz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oriental Financial Services LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Affidavit next page:



Notary Public

Signature:

Title:
Operations Manager

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Affidavit No. 1822

Sworn and subscribed to before me by Glenda Liz Muñoz-Galarza a/k/a Glenda Liz Muñoz, who is of legal age, single, employee and resident of Guaynabo, Puerto Rico, to me personally known, in her capacity as Operations Manager of Oriental Financial Services LLC and in representation thereof. In San Juan, Puerto Rico on this 28th day of February 2024.

RECIBO

Sello

4U21-071270

Affidavit 1822

Sello de Asistencia Legal

00279-2022-0502-

Sello. Para solicitar reembolso acuda a Socieda

NOTARY



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Oriental Financial Services LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oriental Financial Services LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005
San Juan, Puerto Rico
February 28, 2024

Stamp No. E556007 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	4,591,007
Deposit with clearing organization		250,000
Securities owned – at fair value		12,827
Receivables from clearing broker-dealers and others, net		236,801
Due from affiliates		38,932
Operating lease right of use asset		911,515
Prepaid expenses and other assets		114,996
Total assets	$	6,156,078

Liabilities and Member's Equity

Liabilities:		
Operating lease liability	$	911,515
Accounts payable and accrued expenses		649,235
Total liabilities		1,560,750
Member's equity:		
Member's capital		21,459,844
Accumulated deficit		(16,864,516)
Total member's equity		4,595,328
Total liabilities and member's equity	$	6,156,078

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)
Statement of Operations
Year ended December 31, 2023

Revenues:		
Commissions	$	1,012,782
Trading losses, net		(4,183)
Revenue from sale of investment company shares		1,544,135
Investment management fees		4,379,740
Other income		892,077
Total revenues		7,824,551
Expenses:		
Employee compensation and benefits		3,458,727
Wrap fees		787,113
Clearing broker fees		545,853
Management and service fees		500,761
Professional services		315,381
Occupancy and equipment		251,353
Taxes other than payroll and income taxes		110,978
Information technology		70,876
Claims and settlements		58,517
Advertising		45,000
Communications		39,643
Other		122,337
Total expenses		6,306,539
Net income	$	1,518,012

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Member's Equity

Year ended December 31, 2023

Member's capital:	
Balance at beginning of year	$ 21,411,031
Group allocation of stock-based compensation	48,813
Balance at end of year	21,459,844
Accumulated deficit:	
Balance at beginning of year	(18,382,528)
Net income	1,518,012
Balance at end of year	(16,864,516)
Total member's equity	$ 4,595,328

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	1,518,012
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation		48,813
Depreciation and amortization		79
Unrealized gain in trading assets, net		(3,450)
Changes in operating assets and liabilities:		
Receivables from clearing broker-dealer and others, net		(13,841)
Accounts receivable, prepaid expenses and other assets		287,836
Due from affiliates		(34,635)
Accounts payable and accrued expenses		(1,679,934)
Net cash provided by operating activities		122,880
Net decrease in cash and cash equivalents		122,880
Cash, cash equivalents and restricted cash - beginning of year		4,718,127
Cash, cash equivalents and restricted cash - end of year	$	4,841,007
Reconciliation of the Statement of Cash Flows to Statement of Financial Condition:		
Cash and cash equivalents	$	4,591,007
Deposit with clearing organization		250,000
Total cash, cash equivalents and restricted cash - end of year	$	4,841,007
Supplemental disclosures of cash flow information:		
Operating leases liabilities paid	$	236,481
Supplemental disclosure of non-cash activities:		
Increase in right-of-use assets and operating lease liability in connection to new lease contract	$	949,166

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services LLC (the Company) is a limited liability company (LLC) organized and incorporated under the laws of the Commonwealth of Puerto Rico and is a wholly owned subsidiary of OFG Bancorp (OFG or Parent). The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision k(2)(ii) of such rule. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer. The Company also has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to issuer or its agent and not to the company.

The accounting and reporting policies of the Company conform to United States Generally Accepted Accounting Principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) *Basis of Presentation*

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the statement of operations during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the receivables from broker-dealers and others, securities owned and accruals for claims and settlements.

(c) *Securities Transactions*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included in determination of income for the reporting period.

(d) *Revenue Recognition*

Revenue is recognized when (or as) the performance obligation is satisfied by transferring control of a promised good or service to a customer, either at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

- Commissions represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products like mutual funds, ETF (exchange traded fund), etc. Commissions from sale of investments and revenue from sale of investment company shares and all other securities amounted to $2.6 million, collected once the stand-alone transaction was completed at trade date. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

- Managed accounts fees of $2.8 million represent fees charged to advisors' clients' accounts on the Company's corporate advisory platform, included in investment management fees in the accompanying statement of operations. Fees depends on the investment strategy approved by the client and the investment balances of the funds. Fees are received quarterly and are recognized as revenue during the related quarter as they relate specifically to the services provided in that period.

- Revenues from transactions related to mutual funds of $1.6 million for providing distribution services and trailer fees (also known as 12-b1 fees) are included in investment management fees in the accompanying statement of operations. These fees are considered variable as this fee is based on the investment balance of the funds. The variable consideration is considered constrained since it is highly susceptible to factors outside the Company's control. Fees are received monthly and are recognized as revenue at the time the fee constraints have been resolved. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company enters into agreements with managed account or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof.

- Custody and/or record keeping revenue of $308 thousand consists of inactive and annual fees which are disclosed to the customer in an activity statement and are included in other income in the accompanying statement of operations. Fees are collected based on existing inactive and active account balances. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

The Company earns commissions on client transactions related to variable annuities. Annuity commissions are dependent on the product and may be paid up front, over the life of the product or a combination thereof. The Company's performance obligation is the sale of investments to clients and as such this is fulfilled on trade date. Any fixed amounts are recognized on the trade date. For variable amounts, the value of the product at future points in time as well as the length of time the investor remains in the product are highly susceptible to factors outside the Company's influence. The Company cannot overcome this constraint until the value of the product and the investor activities are known. These commissions are recognized once these values are known, which is usually monthly or quarterly. Commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company believes that the performance obligation of these activities is satisfied at the point in time the associated service is fulfilled, because that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon the risks and rewards of ownership have been transferred to/from the customer.

(e) Going Concern

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. The Company generated a $1.5 million and $121 thousand net income in the years ended December 31, 2023 and 2022, respectively, however it generated losses in the previous five consecutive years, and currently has an accumulated deficit of $16.9 million. To address this financial position, the Company has obtained a commitment letter from OFG which indicates it will fund the Company's obligations through at least March 1, 2025.

(f) Income Taxes

The Company is a limited liability company (LLC) which elected to be treated as a Partnership for income taxes purposes. As such, the Company is a pass-through entity not subject to income taxes at the LLC level, and the Parent will be subject to Puerto Rico income taxes on its distributable share of the Company's taxable income under the partnership provisions of the 2011 Internal Revenue Code of Puerto Rico, as amended (the Code).

(g) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(h) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 - Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

At December 31, 2023, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits with clearing organization, money market funds, receivables from broker-dealers and others, accounts payable and accrued expenses. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(i) Group of Related Entities

The Code requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the Code. The following related entities, as defined by the Code, are engaged in active trade or business within Puerto Rico:

Oriental Bank,

Oriental International Bank, Inc.

Oriental Insurance LLC, and

OFG Bancorp

(j) Subsequent events

The Company has evaluated the impact of subsequent events through February 28, 2024 which is the date these financial statements were issued. There were no items that required disclosure in the financial statements.

(k) Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(l) Lessee Accounting

Right of use assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The right-of-use asset is measured at the amount of the lease liability adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven

throughout the lease term, any unamortized initial direct costs, and any impairment of the right-of-use-asset.

Operating lease expense consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis, and any impairment of the right-of-use asset.

The Company's lease does not contain residual value guarantees or variable lease payments and is classified as operating lease.

(2) Cash, Money Market Fund, and Deposits with Clearing Organization

Cash, money market fund and deposits with clearing organization balances at December 31, 2023 are as follow:

Cash	$	217,833
Money market fund		4,373,174
Deposit with clearing organization - restricted		250,000
	$	**4,841,007**

(3) Securities Owned and Fair Value

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2023:

Other Puerto Rico securities – mutual funds	$	**12,827**

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

			Fair value measurement at reporting date using				
December 31, 2023			**Quoted prices in active markets for identical assets (Level 1)**		**Significant other observable inputs (Level 2)**		**Significant unobservable inputs (Level 3)**
Other Puerto Rico securities - mutual funds	$	12,827	$	—	$	12,827	$	—
Money market fund		4,373,174		4,373,174		—		—
Total	**$4,386,001**		$	4,373,174	$	12,827	$	—

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2023.

(4) Receivables from clearing brokers-dealers and others, net

Receivables from clearing broker-dealers and others, net include amounts arising from normal cash transactions and fees receivable. The amount receivable from clearing broker-dealers and others as of December 31, 2023 is as follows:

Broker-dealer commissions	$	27,543
Open transactions with clearing broker		124,063
Accrued income		112,738
Allowance for doubtful accounts		(27,543)
	$	**236,801**

(5) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2023 consist of the following:

Prepaid municipal taxes	$	49,823
Prepaid others		51,203
Other assets		13,970
	$	**114,996**

(6) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $250,000 as of December 31, 2023.

(7) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged management and service fees. For the year ended December 31, 2023, the Company was charged $500,761 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2023 to $14,872 and $236,481, respectively, and are included in occupancy and equipment expenses in the statement of operations. In order to prevent non-compliance of the Bank with Regulation W, the Company prepays on a monthly basis an estimated amount for these services.

The Company and Oriental Insurance, LLC have a Networking Agreement, approved by the Puerto Rico Commissioner of Financial Institutions, stating that Oriental Insurance is authorized to sell variable contracts, and all securities services provided in connection with such sales will be provided by Oriental Insurance, LLC through persons who are registered representatives of the Company. As a result of such agreement, the Company earned $76,747 in 2023 from Oriental Insurance, LLC, included in other income in the statement of operations.

The Company is authorized to sell certificate of deposits from US banks, including referrals to the Bank for certificates of deposits in Puerto Rico. Registered representatives receive referral fees from the Bank. As a result, the Company earned $358,618 in 2023 from the Bank and these are included in other income in the statement of operations.

The Company's employees participate in OFG's equity-based compensation plans. During the year ended December 31, 2023, OFG allocated stock compensation expense of $48,813 to the Company. OFG follows the fair value method of recording stock-based compensation.

The Company incurred legal professional service expenses amounting to $106,065 from a related party.

The Company maintains an operating cash account with the Bank amounting to $217,833 as of December 31, 2023, included in cash and cash equivalents in the statement of financial condition.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2023, the Company had net capital of $3,316,856 which is $3,066,856 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 is 0.20 to 1.00.

(9) Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company.

The volatility in prices and decline in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since 2013 have led to regulatory inquiries, customer complaints and arbitration for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent in arbitration proceedings. An adverse result in the matters described above could materially and adversely affect the Company. It is the view of management that the Company has meritorious defenses to the claims asserted.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. At December 31, 2023 the Company had accrued liabilities of $261,530 related to claims and settlements, which is included in accounts payable and accrued expenses in the statement of financial condition. For matters where a material loss is not probable or the loss cannot be estimated, no accrual is established.

Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings related to complaints for which a loss can currently be estimated will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, including complaints for which a loss cannot be currently estimated, if unfavorable, may be material to the Company's financial position in a particular period.

(10) Operating Leases

The Company is the lessee to office space with an affiliate. This lease agreement was renewed during 2023, extending the terms of the lease through 2028. The lease is classified as an operating lease and is included on the statement of financial condition as a right-of-use asset and a corresponding lease liability.

<u>Operating Lease Cost</u>

	Year Ended December 31, 2023	Statement of Operations Classification
Lease costs	$ 236,481	Occupancy and equipment

<u>Operating Lease Assets and Liabilities</u>

	December 31, 2023	Statement of Financial Condition Classification
Right-of-use assets	$ 911,515	Operating lease right of use assets
Lease Liabilities	$ 911,515	Operating lease liability

	December 31, 2023
Weighted-average remaining lease term	4.8 years
Weighted-average discount rate	9.4 %

Future minimum payments for operating leases with initial or remaining terms of one year of more as of December 31, 2023 were as follows:

Year Ending December 31,		Minimum Rent
2024	$	236,800
2025		236,800
2026		236,800
2027		236,800
2028		177,600
Total lease payments		1,124,800
Less imputed interest		213,285
Present value of lease liabilities	$	911,515

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Computation of Net Capital

Net capital:		
Total member's equity	$	4,595,328
Deductions and/or charges:		
Non-allowable assets:		
Receivables from clearing broker-dealers and others, net	$	112,738
Prepaid expenses and other assets		114,996
Property and equipment		—
Right of use assets		911,515
Due from affiliates		38,932
Total non-allowable assets		1,178,181
Net capital before haircuts on securities positions		3,417,147
Haircuts on securities:		
Other		100,291
Net capital	$	3,316,856

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	1,560,750
Less: lease liabilities		911,515
Total aggregate indebtedness	$	649,235
Ratio – aggregate indebtedness to net capital		0.20 to 1.00

Computation of Basic Net Capital Requirement

(a) Minimum dollar net capital requirement of $250,000	$	250,000
(b) 6-2/3% of aggregate indebtedness		43,282
Net capital requirement (greater of (a) or (b))		250,000
Net capital in excess of requirements	$	3,066,856

There are no material difference between the Computation of Net Capital as of December 31, 2023 under Rule 15c3-1 included above, and the computation included in the FOCUS Report, Part II-A filed on January 11, 2024.

See accompanying report of independent registered public accounting firm.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation for the Determination of Reserve Requirements and Information Relating to Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, as of
December 31, 2023. The Company met the exemption provisions of paragraphs (k)(2)(ii) under the Securities and
Exchange Act of 1934 without exception and is also filing an exemption report relying on Footnote 74 of the SEC
Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 because the Company's other business
activities are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where
the funds are payable to the issuer or its agent and not to the Company and the Company did not (a) directly or
indirectly receive, hold or otherwise owe funds or securities to customers, (other than money or other
consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way
basis where the funds are payable to the issuer or its agent and not to the Company), (b) carry accounts of or for
customers and (c) carry PAB accounts throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member and the Board of Directors
Oriental Financial Services LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Oriental Financial Services LLC (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted a $3 difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.



Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
February 28, 2024

Stamp No. E556006 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME: ORIENTAL FINANCIAL SERVICES LLC
SEC No.: 8-44516

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,824,548.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.	$ 4,183.00	
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 4,183.00
3		Add lines 1 and 2h		$ 7,828,731.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 2,157,093.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 97,153.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 385,606.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 184,168.00	
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 2,824,020.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 5,004,711.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 7,507.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 3,387.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 3,387.00		
d	Add lines 11a through 11c		$ 3,387.00	
12	**LESSER** of line 10 or 11d.			$ 3,387.00
13 a	Amount from line 8		$ 7,507.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 3,387.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 4,120.00
14	Interest (see instructions) for ___0___ days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 4,120.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	Designated Examining Authority	FYE	Month
8-44516	DEA: FINRA	2023	Dec

MEMBER NAME   ORIENTAL FINANCIAL SERVICES LLC
MAILING ADDRESS   270 MUNOZ RIVERA AVE STE MZZANINE 270
PLAZA
SAN JUAN, PR 00918

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ORIENTAL FINANCIAL SERVICES LLC	Glenda L Munoz
(Name of SIPC Member)	(Authorized Signatory)
1/23/2024	glendam@orientalbank.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Oriental
WEALTH MANAGEMENT

Exemption Report

Oriental Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be maintained by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4) for the period beginning January 1, 2023, through December 31, 2023 (the "fiscal period").

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the fiscal period without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Glenda Liz Munoz, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Oriental Financial Services, LLC

By: *Glenda Liz Munoz*
Glenda Liz Munoz
Title: FINOP & Operations Manager

Date: February 28, 2024



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the The Member and Board of Directors
Oriental Financial Services LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which Oriental Financial Services LLC (the Company) identified the following provisions of 17 C.F.R.§ 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

San Juan, Puerto Rico
February 28, 2024

Stamp No. E556008 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.